News release
For immediate publication

ART TO PRESENT AT THE INTERNATIONAL UNION OF BIOCHEMISTRY AND MOLECULAR BIOLOGY (IUBMB) CONGRESS IN
KYOTO, JAPAN

Scientific presentation by ART researchers to discuss applications of eXplore Optix system

Montreal, Canada, June 21, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, will be presenting the applications of time-domain imaging technologies at the 20th IUBMB International Congress of Biochemistry and Molecular Biology, being held at the Kyoto International Conference Hall in Kyoto, Japan, from June 18 to 23, 2006.

The presentation by Dr. Pascal Gallant, Manager, eXplore Optix products, will take place at noon on June 22nd and will describe the applications of time-domain in-vivo fluorescence imaging using the eXplore Optix multi-wavelength system. These applications include longitudinal studies in small animals such as arthritis imaging, blood-brain barrier permeation, apoptosis and cancer imaging. Interpretations based on generated quantitative information on fluorescent decay discrimination and on 3D biodistribution will be discussed.

The IUBMB Congress intends to provide an opportunity to review the rapid advances in the fields of biochemistry and molecular biology with the theme “Life: Molecular Integration & Biological Diversity.” Many distinguished speakers from all parts of the world will report on recent developments, both in basic and clinical research, through numerous plenary lectures and symposia.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Vice President, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca